Exhibit 21

Subsidiaries of Platinum Holdings

Subsidiary	Jurisdiction of Incorporation
Platinum Underwriters Bermuda, Ltd. (100% owned by Platinum Holdings)	Bermuda
Platinum Regency Holdings (100% owned by Platinum Holdings)	Ireland
Platinum Underwriters Finance, Inc.* (100% owned by Platinum Regency Holdings)	Delaware
Platinum Underwriters Reinsurance, Inc.** (100% owned by Platinum Underwriters Finance, Inc.)	Maryland
Platinum Re (UK) Limited (100% owned by Platinum Regency Holdings)	United Kingdom

*
To become a subsidiary prior to completion of the Public Offering.

**
To become a subsidiary upon completion of the Public Offering.